April 15, 2011
VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Stop 3561
Washington, D.C. 20549

Attention:	Ms. Linda Cvrkel Branch Chief

Re:	JetBlue Airways Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-49728
Ladies and Gentlemen:
     On behalf of JetBlue Airways Corporation, or JetBlue, set forth below are our responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, the Staff, regarding the above referenced filing set forth in the Staff’s letter dated April 4, 2011. For your convenience, we have repeated each of the comments set forth in the Staff’s letter followed by our responses to that comment.
Annual Report on Form 10-K for the year ended December 31, 2010 filed on February 25, 2011
Financial Statements, page 44
Notes to Consolidated Financial Statements, page 49
Note 1 – Summary of Significant Accounting Policies, page 49
Passenger Revenues, page 51
1.	We note from page 7 that the company sells vacation packages through JetBlue Getaways, a vacation website involving air travel, hotels, car rentals and attractions. To the extent material, please tell us, and revise future filings to disclose your revenue recognition policies with respect to these arrangements.
Response: Similar to many other airlines, we sell vacation packages which typically include hotel, car rental and other services in addition to airfare. The airfare component of the vacation package is recorded as Passenger Revenue in accordance with our revenue recognition policy described in Note 1. The non-airfare related revenues are recorded in Other Revenue when the underlying services are provided. Total JetBlue Getaways revenues represent less than 1% of all revenues and the individual airfare and non-airfare portions represent less than 1% of Passenger Revenue and Other Revenue, respectively. We believe this activity is immaterial to our financial results and have therefore not separately disclosed our revenue recognition policies related to the JetBlue Getaways program. Should this activity become a material part of our operations, we will include additional disclosure related to the revenue recognition policies in our consolidated financial statements.
Investment Securities, page 49
2.	We note from the disclosure included in Note 1 that the company’s available-for-sale and held to maturity investment securities have increased since the prior year. In light of the increasing materiality of such investments, please revise the notes to the company’s financial statements in future filings to include all of the disclosures required by ASC 320-10-50 with respect to the company’s available-for-sale and held for investment securities.
Response: As noted, our portfolio of investment securities increased considerably in 2010 as compared to 2009. We believe the disclosure requirements of ASC 320-10-50 have been satisfied in our consolidated financial statements, specifically in Notes 1, 14 and 15 as well as in the consolidated statements of cash flows. Excluding our auction rate securities, which were transferred from the available-for-sale category to the trading category at the end of 2008 and for which we have extensive disclosure included in Note 14, our realized and unrealized gains and losses for all investment securities as of any date or for any period presented in our consolidated financial statements were never greater than $1 million, which we believe to be immaterial. As a result, many of the disclosure requirements of ASC 320-10-50 that pertain to realized and unrealized gains and losses as well as differences between cost basis and fair value have been omitted on the basis of materiality. We expect investment securities will continue to represent a significant percentage of our total assets and we will include the disclosures required by ASC 320-10-50, to the extent material, in future filings.
     JetBlue acknowledges that:
▪	JetBlue is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”);

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	JetBlue may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments. If any of our responses require further explanation, please do not hesitate to contact me at (203) 656-7635.

Sincerely,
/s/ DONALD DANIELS
Vice President, Controller and
Chief Accounting Officer (principal accounting officer)

Cc: Ms. Heather Clark, Division of Corporation Finance